

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2011

Via U.S. Mail and Fax (435) 636-0817
Mr. Brian E. Rodriguez
Chief Financial Officer
America West Resources, Inc.
57 West 200 South
Suite 400
Salt Lake City, UT 84101

> **Re: America West Resources, Inc.**
> **Form 10-K for Fiscal Year ended December 31, 2009**
> **File No. 000-19620**

Dear Mr. Rodriguez:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Karl Hiller
Branch Chief